

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

<u>Via U.S. Mail and Facsimile (949) 258-5379</u>

Eric Stoppenhagen
President
Catalyst Lighting Group, Inc.
1328 West Balboa Boulevard Suite C.
Newport Beach, CA 92661

> **Re:     Catalyst Lighting Group, Inc.**
> **Form 8-K Item 4.01**
> **Filed December 10, 2010**
> **File No.  000-50385**

Dear Mr. Stoppenhagen:

    We have completed our review of your filings and do not have any further comments at
this time.

                               Sincerely,


                               Ryan C. Milne
                               Accounting Branch Chief